FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

For the month of December 2009

Commission File Number: 000-30850
Valcent Products Inc.

789 West Pender Street
Suite 1010
Vancouver, BC, Canada V6C 1H2

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐  No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐  No ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐      No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

On December 2, 2009, Valcent Products Inc. (“the Company”) announced that Robert F. Kennedy, Jr., has agreed to join the Company’s advisory board.  Over the past two months, the Company has launched a sales and marketing campaign aimed at developing interest for the concept of urban farming in a number of major U.S. cities in association with EMLINK LLC of Boston, Massachusetts.

The Company further announced that the first commercial size unit of the VertiCrop™ system has now been in production for 2,000 hours. All crops are being closely monitored for growth rates, yields, energy, and water consumption and the data is now being shared with other potential clients who are currently in the final stages of reviewing proposals.

Chris Bradford, President and CEO of Valcent Products Inc., is pleased to report that: “We are finalizing orders for six VertiCrop™ systems by mid-December which will include orders from commercial growers within the United Kingdom as well as North America.”

SEE EXHIBIT 99.1

EXHIBIT INDEX

Exhibit Number	Description of Exhibit

99.1	News Release Dated December 2, 2009

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Valcent Products, Inc.

Date: December 3, 2009	By:	/s/ George Orr
Name: George Orr
Title: Director